

July 27, 2011

<u>VIA E-Mail</u>
Ms. Virginia M. Wilson
Executive Vice President and Chief Financial Officer
730 Third Avenue
New York, New York 10017-3206

      Re: **TIAA Real Estate Account**
                Form 10-K for the year ended December 31, 2010
                Filed on March 17, 2011
                File No. 033-92990

Dear Ms. Virginia M. Wilson:

      We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

<u>Basis of Presentation, page 66</u>

1.   We note that the financial statements include the Account and those subsidiaries wholly owned by TIAA for the benefit of the Account. Please explain your basis in GAAP for consolidating entities that you do not control.

Determination of Investments at Fair Value, page 66

2. We note that you report all investments and investment related mortgage loans payable at fair value. Please clarify to us, and disclose in future filings, whether you follow the provisions of ASC 946 and whether you adopted SOP 07-1 prior to its deferral. If so, provide us your analysis of how you meet the definition of an investment company under the referenced accounting standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief